Lance A. Berry
Senior Vice President and
Chief Financial Officer
(901) 867-4607

December 14, 2011

VIA EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wright Medical Group, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 11, 2011
Form 10-Q for the quarter ended September 30, 2011
Filed November 2, 2011
File No. 0-32883

Dear Mr. Vaughn:

This letter sets forth the responses of Wright Medical Group, Inc. to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in the letter dated November 30, 2011, from Kevin L. Vaughn to Mr. Robert J. Palmisano, our Chief Executive Officer. We understand that your review and comments are intended to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate the willingness of you and David Burton, Staff Accountant, to work with us in this regard. For your convenience, we have restated your original comments prior to our responses.

Form 10-K for the year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 40

1.
We note from Note 10 to the financial statements the amount of pre-tax foreign income and your policy of indefinitely reinvesting the earnings of your foreign subsidiaries. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Further, please provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

As of December 31, 2010, and September 30, 2011, the amount of cash and investment amounts held by our foreign subsidiaries that were indefinitely invested did not represent an amount that could be considered material to an understanding of our liquidity and capital resources (less than $7 million). In future filings, we will either note that these amounts are immaterial or, if these amounts are considered material to an understanding of our liquidity and capital resources, we will provide disclosure for the cash and investment amounts held by our foreign subsidiaries that would not be available for use in the United States. Additionally, we will provide a discussion of any known trends, demands or uncertainties, if any, as a result of our policy that are reasonably likely to have a material effect on our business or our financial flexibility.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 49

2.
Please revise future filings to provide all of the disclosures required by Item 305 of Regulation S-K. In this regard, provide quantitative information in one of the three alternatives set forth in Item 305 of Regulation S-K.

In future filings, we will provide all disclosures required by Item 305 of Regulation S-K, including the quantitative information in one of the three alternatives set forth in the Regulation.

Note 4 - Marketable Securities, page 65

3.
We note from the table provided that the fair value of available-for-sale and held-to-maturity debt securities separated by maturity differ from the amounts classified as “current” and “long-term” on the December 31, 2010 balance sheet. If material to an understanding of your investments and working capital, please revise future filings to provide additional disclosure to explain differences between amounts due within one year as reflected here and amounts classified as current in your balance sheet.

In review of your comment, we note that the classification of our current versus long-term marketable securities in Note 4 of our Form 10-K was a disclosure error. Approximately $2.5 million of marketable securities classified as “Due after one year through two years” in Note 4 should have been classified as “Due in one year or less.” The amounts presented as current and long-term marketable securities in our Consolidated Balance Sheets were correct. In evaluating this error, we have considered the guidance in Staff Accounting Bulletin #99, and relevant authoritative literature. Based upon the qualitative and quantitative nature of the disclosure error, we do not believe it is material.

Note 17 - Segment Data, page 82

4.
We note your disclosure here that you have one reportable segment. Please clarify for us how many operating segments you have identified in accordance with paragraphs 280-10-50-1 through 280-10-50-9 of the FASB Accounting Standards Codification. In this regard, provide us with your analysis that supports your conclusions relating to your identification and reporting of segments.

We are a global orthopaedic medical device company specializing in the design, manufacture, and marketing of devices and biologic products for extremity, hip, and knee repair and reconstruction. Based on the criteria described in paragraphs 280-10-50-1 through 280-10-50-9, we 1) evaluated the financial information reported to our chief operating decision maker, who is our Chief Executive Officer (CEO) and 2) reviewed our budgeting process to determine the information utilized to make decisions on how our resources are allocated. Based on this analysis, we identified two possibilities of assessing our operating segment(s): product line (hip, knee, extremity, and biologics) or geographic location.

Our CEO receives a financial reporting package on a monthly basis. The CEO analyzes the operating performance of the company on a global basis by reviewing a consolidated income statement, balance sheet, and cash flow. The balance sheet is not managed on a product line or geographic location basis.

Product Line
Our CEO only receives product line specific information for revenues.

Geographic Location
Our CEO reviews reports containing sales by geographic location, trade gross margin by geographic location, operating expenses based on functional responsibility, and operating profitability by location for certain geographic regions. Although the CEO receives reports detailing revenues and operating performance by geographic location, this information is not used by the CEO to make resource allocation decisions. Rather, a consolidated budget is prepared and the CEO determines the final resource allocation based upon the consolidated budget.

Additionally, the guidance in paragraph 280-50-10-7 emphasizes the accountability of segment managers as a key factor in identifying segments. We do not have segment managers who are directly accountable to our CEO for the operating activities, financial results, forecasts, or plans for any specific product line and/or geographic location, nor do we have managers who have full income statement responsibility for any product line or geographic location. Executive management is held responsible for the consolidated results of operations, which is consistent with executive management's incentive compensation.

Further, our executive management in the U.S. holds most responsibility for monitoring expenditures. Capital expenditures must be authorized by a global cross-functional capital committee based in our U.S. operations. Further, all non-capital expenditures greater than $75,000 must be authorized by a U.S. corporate executive.

Based on our analysis, we determined that we operate as one operating segment, and therefore have one reportable segment.

Form 10-Q for the quarterly period ended September 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

5.
We note your disclosure on page 17 that after you conducted an internal investigation with the assistance of outside counsel you notified the United States Attorney’s Office for the District of New Jersey of “credible of evidence of serious wrongdoing” and that as a result of that notice you reached an agreement on September 15, 2011 that extended the term of the Deferred Prosecution Agreement with the USAO for an additional 12 months. Please tell us, and in your future filings discuss, with sufficient detail the issues you are addressing, how you have resolved those issues to date and what further actions you are taking to resolve any remaining issues. Please also tell us whether these issues have affected your disclosure controls and procedures and your conclusions regarding their effectiveness. Please also tell us, and disclose in future filings, any known trends with how your remedial actions will affect your financial condition, results from operations and cash flows. Refer to Item 303(a) of Regulation S-K.

On May 4, 2011, our wholly-owned subsidiary Wright Medical Technology, Inc. (WMT) provided written notice to the independent monitor and to the United States Attorney's Office for the District of New Jersey (USAO) of credible evidence of serious wrongdoing, pursuant to a notification requirement in paragraph 20 of the Deferred Prosecution Agreement (DPA). On May 5, 2011, WMT received a letter from the USAO pursuant to paragraph 50 of the DPA stating that the USAO believed that WMT had knowingly and willfully breached material provisions of the DPA. The issues we are addressing relate to: (i) 42 U.S.C. § 1320a-7b(b) (also known as the “Anti-Kickback Statute”), specifically regarding certain employees' communications with a health care professional for consulting opportunities in a manner not consistent with WMT's compliance policy; (ii) the violation of Paragraph 25 of the DPA due to the communications with a healthcare professional noted above; and (iii) alleged violations of Paragraph 17 of the DPA due to the Company's failure to provide information to the Monitor in a timely manner.

In order to resolve these issues, WMT has implemented a number of remedial measures, including: (i) taking appropriate personnel actions; (ii) enhancing its policies and employee training with respect to compliance with the requirements of paragraph 8 of the DPA, which requires all Company employees and agents to report suspected legal and policy violations, and paragraph 25 of the DPA, which governs interactions with consultants on the terms of consulting agreements and payment issues; (iii) reviewing its existing relationships with certain customers and taking appropriate further action where necessary with respect to these relationships; and (iv) clarifying lines of responsibility for making payments to consultants. WMT continues to provide ongoing employee training and to review its relationships with customers, and is developing a protocol for internal reporting and investigation of allegations of misconduct relating to senior management.

These issues have not affected our disclosure controls and procedures nor have they affected our conclusion that our disclosure controls and procedures are effective.

We discussed within Risk Factors in our Form 10-Q for the quarter ended September 30, 2011, that the successful implementation of our enhanced compliance program requires the full and sustained cooperation of our employees, distributors, and sales agents as well as the healthcare professionals with whom they interact. These efforts will require increased expenses. We may also encounter inefficiencies in the implementation of our new compliance enhancements, including delays in medical education, research and development projects, and clinical studies, which may unfavorably impact our business and our relationships with customers. In addition, the 12 month extension of the monitorship will result in increased expenses associated with the monitor and may result in a further diversion of management time and attention from business issues which could have a negative impact on the Company's financial performance.

Results of Operations, page 18

6.
We note your disclosures within your discussion of revenues for the three months ended September 30, 2011 that foreign currency changes, increased sales in Japan, decreased sales in Europe, decreased unit volumes and decreased pricing all impacted your revenues. Please revise future filings to separately quantify the effects of each of the items cited.

In future filings, we will separately quantify the effects of each of the items cited as explanations for our revenue variances.

Restructuring, page 23

7.
We note that you implemented a formal restructuring plan in September 2011 which has resulted in $14 million of expenses during the third quarter ended September 30, 2011. Please expand future MD&A to include discussion of the likely effects of management's plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur. As appropriate, please revise future filings to discuss whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues. In future periods, if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, discuss that outcome, its reasons and the possible effects on future operating results and liquidity. Refer to SAB Topic 5P:4.

In future filings, we will (i) expand our discussion of restructuring in MD&A to include discussion of the likely effects of management's plans on financial position, future operating results and liquidity; (ii) include a discussion of whether we expect the cost savings from the restructuring to be offset by anticipated increases in other expenses or reduced revenues; and (iii) if applicable, discuss any differences between anticipated savings from the restructuring plan and actual results of the restructuring plan, including the reasons for the differences and the possible effects on future operating results and liquidity.

Form 8-K filed November 1, 2011

8.
We note the sub-headline of your press release dated November 1, 2011 and included as Exhibit 99.1 in the Form 8-K refers to third quarter adjusted EPS, but we do not see where you have included the most directly comparable GAAP measure with equal or greater prominence. In order to avoid placing undue prominence on the non-GAAP measure, please revise future filings to include the most directly comparable GAAP measure with equal or greater prominence.

In future filings, when disclosing a non-GAAP measure (including such measures presented in the title of a press release), we will disclose the most directly comparable GAAP measure with equal or greater prominence to avoid undue prominence on the non-GAAP measure.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses satisfactorily address your comments. If you have further comments or questions or require any additional information concerning this filing or the matters discussed herein, please contact me at 901-867-4607.

Very truly yours,

/s/ Lance A. Berry
Lance A. Berry
Senior Vice President and
Chief Financial Officer

cc:	Robert J. Palmisano, President and Chief Executive Officer
Thomas L. McAllister, Vice President and Interim General Counsel and Secretary
Greg Barnes, KPMG LLP